Filed pursuant to Rule 433
Registration Statement No. 333-174266

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Zion Oil & Gas Newsletter

Friday, July 1, 2011

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Dear Shareholder and/or Friend of Zion...

On June 21st, Zion's 2011 Annual Meeting of Stockholders took place and I would like to thank everyone who either attended the Meeting in person or supported Zion by voting their stock. It is always a pleasure to meet Zion's stockholders and supporters.

As of the record date for the 2011 Annual Meeting, there were approximately 25 million shares of common stock issued and outstanding. Of this amount, stockholders (present in person or by proxy) representing approximately 20 million shares were present at the Meeting.

I am happy to report that all proposals were carried. You can review various meeting information and also transcripts of our presentations if you visit:

www.zionoil.com/investor-center

I am also happy to note that, this past week, Zion Oil & Gas was added to some of the Russell Indexes. Zion joined the broad-market Russell 3000® Index, the U.S. small-cap Russell 2000® Index, the Russell Microcap® Index and the Russell Global® Index after Russell Investments reconstituted its comprehensive set of U.S. and global equity indexes on June 24, 2011.

Zion's addition to these influential and actively traded indexes provides us with an opportunity to increase our visibility to a wider audience of investors as we continue in our efforts to create long-term value to our shareholders.

With regard to our operations on the Ma'anit-Joseph #3 well, as you know, on June 13, 2011, we reached our target depth of approximately 19,357 feet (5,900 meters) in Northern Israel, after which we carried out open-hole wireline logging operations to learn more regarding the well's lithology (rock types) and hydrocarbon potential.

The interpretation of the logging was carried out simultaneously in the USA and in Israel. Both our internal assessment and the independent assessment of the logging results were not what we had hoped for.  Based on the interpretation of the logging data that we obtained, there is little chance that the Ma’anit-Joseph #3 well contains hydrocarbons in commercial quantities.

However, as we previously reported, during drilling we recorded significant natural gas shows and to date we continue to observe natural gas shows. To keep the well’s borehole stable, we have kept the drilling mud heavy, yet the natural gas is still able to push through the heavy mud, so the natural gas appears to be under relatively high pressure at depth.

Based on available information and analyses, we have determined that it is in Zion’s best interest to test the well, despite the fact that based on the log interpretation there is little chance that the well contains hydrocarbons in commercial quantities. If we do not test the well, then we will never know with any degree of certainty the production capacity, if any,  and possibly, at a later date, some other exploratory company may re-enter the well that we drilled and prove it to be commercial. By testing the well, we hope to gain extra insight into exactly what stratigraphic interval(s) the gas is coming from and thus be able to establish with a high degree of certainty this well’s hydrocarbon production capacity, if any. We anticipate that we will also gain a better understanding of the geology of our license area.

The Ma’anit-Joseph #3 well is a very deep onshore well and, to date, we have expended approximately $29 million on drilling, logging and other related outlays on this well. We have not yet completed the cost/time estimates, however, we currently estimate that the testing procedures may cost us up to approximately $2.5 million.

We anticipate that setting well casing and beginning production testing should commence soon, barring any unanticipated difficulties. Barring any unforeseen development, we do not at this time anticipate issuing any further statement relating to this well, until we complete the testing and analyze those results.

After we complete our testing and analysis on the Ma’anit-Joseph #3 well, we hope to have a better understanding of the geology of our nearby license areas and of Northern Israel in general. We reiterate that we are one of the first companies to have drilled this deep in Northern Israel. We are truly drilling in uncharted territory and while we are assisted by modern seismic and other non-drilling exploratory options available to us, actual deep drilling is the best way to understand the geology of our license area and the possibilities for hydrocarbon discovery.

As our mandate is to explore for hydrocarbons in Israel, we believe that we need to exhaust all reasonable possibilities relating to this well, before we move on to alternative drilling opportunities. The significant gas shows that we have witnessed during drilling and the continuing gas shows beckon us to exhaust these possibilities, even though the logging results are not encouraging. There is still the possibility, however little it may be based on the logging interpretation, to confound the experts. That's the nature of true exploration, in any field of endeavor.

2011 RIGHTS OFFERING

Zion is currently holding a Rights Offering, open to every stockholder who held Zion stock as of the close of business on June 15, 2011, the record date of the offering.

For full details of the rights offering please review the prospectus supplement (that contains a description of the rights offering and other information) that we filed on June 28, 2011 with the Securities and Exchange Commission. The prospectus supplement is available if you click here.

For your ease of reference, here are some of the basic details of the rights offering:

Under the rights offering, Zion distributed (at no cost to stockholders) non-transferable subscription rights to holders of Zion's common stock on the close of business on the record date of June 15, 2011, to purchase their pro rata portion of 6.25 million Units of Zion's securities at a purchase price of $5.00 per Unit.

ONE UNIT (purchase price $5.00)

consists of:

ONE SHARE of Zion's common stock

plus

WARRANTS to purchase TWO additional shares

of Zion's common stock, within one year of the closing of the offering, at an exercise price of $3.50 per Share.

Under the rights offering, stockholders of record on June 15, 2011 have the right to subscribe for ONE Unit for every FOUR shares of common stock owned on the record date, equivalent to 0.25 subscription rights for each share of common stock owned on June 15, 2011.

For example, if you owned 100 shares of Zion common stock on the record date of June 15, 2011, you will be entitled to 25 Units under this rights offering.

This gives you the right to buy (up to) 25 shares of common stock at $5.00 per share ($125). In addition, if you do exercise your rights, you will receive Warrants. For example, if you exercise your full rights and buy 25 shares, you will receive Warrants to buy 50 additional shares of common stock at $3.50 per share ($175) within one year of the closing of the offering.

If the Company receives valid subscriptions for all of the Units available under the rights offering, then the gross proceeds of the offering will be $31.25 million, before offering-related expenses which we estimate should not exceed $150,000. This figure does not include proceeds, if any, from any future exercises of the Warrants included in the Units.

The Warrants, which will be issued together with the shares of Common Stock included in the Units, will be exercisable for a one year period, beginning on the closing date following the expiration of the rights offering, at a per share exercise price of $3.50.

The rights offering is planned to continue until July 25, 2011 (subject to Zion's right to extend the offering).

The rights offering will include an over-subscription privilege, allowing a stockholder who exercises all of its basic subscription privilege the right to purchase additional Units that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of Units among stockholders exercising their over-subscription right.

The proceeds of the rights offering will be used to further our oil and gas exploration program, as well as general corporate purposes.

We have begun mailing to holders of Zion's common stock (as of the close of business on June 15, 2011) a copy of the prospectus supplement, subscription materials and other items necessary to exercise their rights, if they so choose.

Shareholders who hold their shares in a bank or broker name will receive the rights offering material from their bank or broker.

Please note that this Newsletter is neither an offer nor a solicitation of any offer. The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this Newsletter is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction.

 We have placed some FAQs (Frequently Asked Questions) on our website at:

www.zionoil.com/investor-center

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion and Shalom from Israel and also...

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

 www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the results of well testing, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at  www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information :

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More information about Zion is available at www.zionoil.com or by contacting Mike Williams (dallas@zionoil.com) at:

Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300,
Dallas, TX 75231.
Tel: 1-214-221-4610 or 1-888-891-9466
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